UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: April 23, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is  for information purposes only and does not constitute an invitation or    a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Datang Subscription Securities and the China IC Fund Subscription Securities are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer  or solicitation  to  purchase or subscribe for securities in the United  States.  The  Datang  Subscription Securities and the China IC Fund Subscription Securities mentioned herein have  not  been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Datang Subscription Securities and the China IC Fund Subscription Securities will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

NON-EXEMPT CONNECTED TRANSACTIONS

THE DATANG SUBSCRIPTION AND THE CHINA IC FUND SUBSCRIPTION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

BACKGROUND

The Placing

References are made to the Company’s announcements dated 29 November 2017 and 6 December 2017, relating to, among other things, the Placing Agreement pursuant to which the Company conditionally agreed to place, through the Joint Placing Agents, 241,418,625 Placing Shares to not less than six (6) independent Placees at a price of HK$10.65 per Placing Share. The Placing was completed on 6 December 2017. The Placing Shares were allotted and issued pursuant to  the  General Mandate and  rank  pari passu in all respects with the Shares. The issue of the Placing Shares is not subject to the approval of the Shareholders and the Placing Shares were listed on the Stock Exchange on 6 December 2017.

The Issue of the Placed PSCS

References are made to the Company’s announcements dated 29 November 2017 and 14 December 2017, relating to, among other things, (i) the Placed PSCS Subscription Agreement pursuant to which each of the Joint Managers agreed to subscribe for and  pay for, or to procure subscribers to subscribe for and pay for the Placed PSCS to be issued by the Company in an aggregate principal amount of US$65 million, and (ii) the completion of the issue of the Placed PSCS. The Placed PSCS will be convertible into 39,688,654 Shares, assuming full conversion of the Placed PSCS at the initial Conversion Price of HK$12.78. Following completion of the  issue  of  the  Placed  PSCS on 14 December 2017, the Placed PSCS were listed and quoted on the Singapore Exchange on 15 December 2017.

PRE-EMPTIVE RIGHTS OF DATANG AND THE DATANG SUBSCRIPTION

References are made to the Company’s announcement dated 10 November 2008 in relation to the Datang Purchase Agreement and the announcement dated 14 December 2017 in relation to the delivery by Datang of an irrevocable notice to the Company that  it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the China IC Fund Subscription up to the amount it is  entitled to under  the Datang Purchase Agreement. Datang has also indicated to the Company that it intends to subscribe for the Datang Further PSCS for a principal amount  (for  the Datang Further PSCS and the Datang Pre-emptive PSCS) of US$200,000,000.

The Datang Pre-emptive Share Subscription Agreement

On 23 April 2018, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang and Datang HK, pursuant to which, on  and  subject to the terms of the Datang Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang, through  Datang  HK,  conditionally agreed to subscribe for, the Datang  Pre-emptive  Shares.  The subscription by  Datang through Datang HK  of  the Datang Pre-emptive Shares will    be at a price equivalent to the Placing Price, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The Datang PSCS Subscription Agreement

On 23 April 2018, the Company entered into the Datang PSCS Subscription  Agreement with Datang and Datang HK, pursuant to which, on and  subject to  the  terms of the Datang PSCS Subscription Agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for, the Datang PSCS in an aggregate principal amount of US$200,000,000 for a total cash consideration of US$200,000,000 which is 100% of the aggregate principal amount of the Placed PSCS, based on terms and conditions that are substantially the same as the issue of the Placed PSCS, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The Conversion Price will initially be HK$12.78 per Share, but will be subject to adjustment. Based on the initial Conversion Price of HK$12.78 per  Share  and  assuming full conversion of the Datang PSCS at the initial Conversion  Price,  the Datang PSCS will be convertible into 122,118,935 Shares, representing approximately 2.48% of the issued share capital of the Company on the last full Trading Day immediately before execution of the Datang PSCS Subscription Agreement and approximately 2.42% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang PSCS.

PRE-EMPTIVE RIGHTS OF CHINA IC FUND AND THE CHINA IC FUND SUBSCRIPTION

References are made to the Company’s announcements dated 12 February 2015 in relation to the China IC Fund Purchase Agreement and the announcement dated 14 December 2017 in relation to the delivery by China IC Fund of an irrevocable notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the Datang Subscription up to the amount  it  is entitled to under the China IC Fund Purchase Agreement. China IC Fund has also indicated to the Company that it intends to subscribe for the China IC Fund Further PSCS for an aggregate principal amount (for the China IC Fund Further PSCS and the China IC Fund Pre-emptive PSCS) of US$300,000,000.

The China IC Fund Pre-emptive Share Subscription Agreement

On 23 April 2018, the Company entered into the China IC Fund Pre-emptive Share Subscription Agreement with China IC Fund and Xinxin HK, pursuant to  which, on and subject to the terms of the China IC Fund Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the China IC Fund Pre-emptive Shares. The subscription by China IC Fund through Xinxin HK of the China IC Fund Pre-emptive Shares will be at a price equivalent to the Placing Price, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The China IC Fund PSCS Subscription Agreement

On 23 April 2018, the Company entered into the China IC Fund PSCS Subscription Agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to   the terms of the China IC Fund PSCS Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, though Xinxin HK, conditionally agreed to subscribe for, the China IC Fund PSCS in an aggregate principal amount of US$300,000,000 for a total cash consideration of US$300,000,000 which is 100% of the aggregate principal amount of the Placed PSCS, based  on  terms  and  conditions that are substantially the same as the issue of the Placed PSCS, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The Conversion Price will initially be HK$12.78 per Share, but will be subject to adjustment. Based on the initial Conversion Price of HK$12.78 per  Share  and  assuming full conversion of the China IC Fund PSCS at the initial Conversion Price,   the China IC Fund PSCS will be convertible into 183,178,403 Shares, representing approximately 3.71% of the issued share capital of the Company on the last  full  Trading Day immediately before execution of the China IC Fund PSCS Subscription Agreement and approximately 3.58% of the issued share capital of the Company as enlarged by and assuming full conversion of the China IC Fund PSCS.

IMPLICATIONS OF THE LISTING RULES

Datang currently holds 16.18% of the entire existing issued share capital of the Company. China IC Fund currently holds 15.01% of the entire existing issued share capital of the Company. As each of Datang and China IC Fund is a substantial Shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre- emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and China IC Fund PSCS Subscription Agreement as well as the transactions contemplated thereunder  (including the allotment and issue of  the  Datang  Pre-emptive Shares  and  the  China IC Fund Pre-emptive Shares, the issue of the Datang PSCS and the China IC  Fund  PSCS and any Datang Conversion Shares and/or China IC Fund Conversion Shares)   will constitute connected transactions of the Company under Chapter 14A of  the  Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the  China  IC  Fund Pre-emptive Share Subscription Agreement and China IC Fund PSCS Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in  the Datang Subscription and the China IC Fund Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the  China  IC  Fund Pre-emptive Share Subscription Agreement and China IC Fund PSCS Subscription Agreement are fair and reasonable, whether the entering into of  the  Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement is on normal commercial  terms  or  better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment  and issue of the Datang Pre-emptive Shares, (ii) the Datang PSCS Subscription Agreement, the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares, (iii) the China IC Fund Pre-emptive Share Subscription Agreement and the allotment and issue of the China IC Fund Pre-emptive Shares, and  (iv)  the China IC Fund PSCS Subscription Agreement, the issue of the China IC Fund PSCS,  and the allotment and issue of the China IC Fund Conversion Shares.

Datang, Datang HK and their associates, being connected persons of the Company in respect of the Datang Subscription, will abstain from voting on  the ordinary  resolutions to approve (i)  the  Datang  Pre-emptive  Share  Subscription  Agreement  and the allotment and issue of the Datang Pre-emptive Shares and (ii)  the  Datang  PSCS Subscription Agreement, the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares.

China IC Fund, Xinxin HK and their associates, being connected persons of the Company in respect of the China IC  Fund Subscription, will  abstain from  voting on the ordinary resolutions to approve (i) the China IC Fund Pre-emptive Share Subscription Agreement and the allotment and issue of the China IC Fund Pre-emptive Shares and (ii) the China IC  Fund PSCS Subscription Agreement, the issue of the  China IC Fund PSCS, and the allotment and issue of the China IC Fund Conversion Shares.

A circular containing, among other things, further details on the Datang Subscription and the China IC Fund Subscription, a letter from the Independent Board Committee  and an opinion from the Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii)  the Datang PSCS Subscription Agreement, the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares, (iii) the China IC Fund Pre- emptive Share Subscription Agreement and the allotment and issue of the China  IC Fund Pre-emptive Shares, and (iv) the China IC Fund PSCS Subscription Agreement,  the issue of the China IC Fund PSCS, and the allotment and issue of the China IC     Fund Conversion Shares, will be despatched to the Shareholders as early as practicable in accordance with the requirements of the Listing Rules.

An application will be made by the Company to the Listing Committee of the Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the Datang Pre-emptive Shares, the Datang Conversion Shares, the China IC Fund Pre-emptive Shares and the China IC Fund Conversion Shares. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang PSCS and the China IC Fund PSCS on the Singapore Exchange.

UNITED STATES SECURITIES LAW MATTERS

The Datang Subscription Securities and the China IC Fund  Subscription  Securities have not been and will not be registered under the Securities Act and may  not  be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Subscription Securities and the China IC Fund Subscription Securities in the United States. This announcement does not constitute an offer of any securities for sale.

Shareholders and potential investors should note that completion of the  Datang  Subscription and the China IC Fund Subscription is  subject  to  fulfilment  of  the conditions under the Datang Pre-emptive Share Subscription  Agreement,  the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement and may be  terminated in certain circumstances. As the allotment and issue  of  the  Datang  Pre-emptive  Shares and the China IC  Fund Pre-emptive Shares, the issue of  the Datang PSCS and the China   IC Fund PSCS may or may not proceed,  Shareholders  and  potential  investors  are reminded to exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

BACKGROUND

The Placing

References are made to the Company’s announcements dated 29 November 2017 and 6 December 2017, relating to, among other things, the Placing  Agreement  pursuant  to which the Company conditionally agreed to place, through the Joint Placing Agents, 241,418,625 Placing Shares to not less than six (6) independent Placees at a price of HK$10.65 per Placing Share. The Placing was completed on 6 December 2017. The Placing Shares were allotted and issued pursuant to the General Mandate and rank pari passu in all respects with the Shares. The issue of the Placing Shares is not subject to the approval of  the Shareholders and the Placing Shares were listed on  the Stock Exchange  on 6 December 2017.

The Issue of the Placed PSCS

References are made to the Company’s announcements dated 29 November 2017 and 14 December 2017, relating to, among other things, (i) the Placed PSCS Subscription Agreement pursuant to which each of the Joint Managers agreed to subscribe for and pay for, or to  procure subscribers to  subscribe for and pay for the Placed PSCS to be issued  by the Company in an aggregate principal amount of US$65 million, and (ii) the completion of the issue of the Placed PSCS. The Placed PSCS will be convertible into 39,688,654 Shares, assuming full conversion of the Placed PSCS at the initial Conversion Price of HK$12.78. Following completion of the issue of the Placed PSCS on 14  December 2017, the Placed PSCS were listed and quoted on the Singapore Exchange on 15 December 2017.

PRE-EMPTIVE RIGHTS OF DATANG AND THE DATANG SUBSCRIPTION

Pre-emptive rights of Datang

References are made to the Company’s announcement dated 10 November 2008  in  relation to the Datang Purchase Agreement and the announcement dated 14 December  2017 in relation to the delivery by Datang of an irrevocable notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the China IC Fund Subscription up to the amount it is  entitled  to  under  the  Datang Purchase Agreement. Datang has also indicated to  the  Company that  it  intends  to subscribe for the Datang Further PSCS for a  principal  amount  (for  the  Datang  Further PSCS and the Datang Pre-emptive PSCS) of US$200,000,000.

Pursuant to the Datang Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre-emptive right to subscribe for (i) a pro rata portion of such new securities being issued equivalent  to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities; or (ii) should such issue of new Shares or securities convertible into Shares result in a single investor or investor group acting in concert beneficially owning more Shares than Datang and its wholly-owned subsidiary, one Share more than the number of Shares proposed to be beneficially owned by such prospective largest shareholder of the Company. Datang’s pre-emptive right is applicable to the issue of the Placing Shares and the Placed PSCS, the China IC Fund Subscription. Pursuant to the Datang Purchase Agreement and the Listing Rules, completion of  any  such issue of the Datang Subscription Securities to, and subscription of the Datang Subscription Securities by, Datang through Datang HK upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals and the approval of the Independent Shareholders.

Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the issue of the Placing Shares and the Placed PSCS and the China IC Fund Subscription will be at a price equivalent to the Placing Price (in the case  of the Datang Pre-emptive Shares) and/or the issue price of the Placed PSCS (in the case  of the Datang PSCS).

The Company has notified Datang in accordance with the terms of the Datang Purchase Agreement in respect of the issue of the Placing Shares and the Placed PSCS, the China   IC Fund Subscription. Pursuant to the Datang Purchase Agreement, Datang delivered an irrevocable notice to the Company on 14 December 2017 that it would exercise its pre- emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the China IC Fund Subscription up to the amount it is entitled to under the  Datang  Purchase  Agreement based on terms and conditions that are substantially the same as the Placing  and the issue of the Placed PSCS. Datang had also indicated to the Company that it intended to subscribe for the Datang Further PSCS, in addition to the  Datang  Pre-  emptive PSCS, based on terms and conditions that are substantially the same as the issue  of the Placed PSCS, for a principal amount (for the Datang  Further  PSCS  and  the  Datang Pre-emptive PSCS) of US$200,000,000.

The Datang Pre-emptive Securities were calculated in accordance with Datang’s shareholding immediately before the Company’s entry into the Placing Agreement and   the Placed PSCS Subscription Agreement, being approximately 17.09% of the  issued share capital of the Company. As a result of the dilutive effect of the subscription of the Placing Shares pursuant to the Placing Agreement, Datang’s shareholding immediately before the issue of the Datang Pre-emptive Shares and immediately before the issue of the Datang PSCS were approximately 16.18% and 16.18% of the issued share capital of the Company, respectively.

The Datang Pre-emptive Share Subscription Agreement

On 23 April 2018, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang and Datang HK, pursuant to which, on  and  subject to  the terms of the Datang Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for, the Datang Pre-emptive Shares. The subscription by Datang through Datang HK of the Datang Pre-emptive Shares will be at a price equivalent to the Placing Price, and conditional upon the obtaining of the necessary governmental  approvals  and  the  approval of the Independent Shareholders.

The principal terms of the Datang Pre-emptive Share Subscription Agreement are set out below:

Date:	23 April 2018
Parties:	(1) Datang through Datang HK as the subscriber; and
(2) the Company as the issuer.
Interest to be acquired:

The Datang Pre-emptive Shares represent (1) approximately 1.25% of the total issued share capital of the Company as at the date of this announcement; and (2) approximately 1.23% of the issued share capital of the Company  as  enlarged by the issue of the Datang Pre-emptive Shares (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and completion of the subscription of the Datang Pre-emptive Shares save for the issue of  such Datang Pre-emptive Shares).

Consideration:	The total cash consideration payable by Datang is HK$655,256,937.45 comprising 61,526,473 Shares in aggregate of HK$10.65 per Share.
Subscription Price:	The subscription price of HK$10.65 per Share represents:
(1)

a premium of approximately 0.09% over the Closing Price of HK$10.64 per Share as quoted on the Stock Exchange on the Last Trading Day, being the last full Trading Day immediately before the execution of the Datang Pre-emptive Share Subscription Agreement;

(2)

a premium of approximately 4.29% over the average Closing Price of HK$10.21 per Share as quote on the Stock Exchange for the last five consecutive Trading Days up to and including the Last Trading Day; and

(3)	a premium of approximately 4.81% over the average Closing Price of HK$10.16 per Share as quote on the Stock Exchange for the last ten consecutive Trading Days up to and including the Last Trading Day.

Ranking of the Datang Pre-emptive Shares:

The Datang Pre-emptive Shares, upon issue, will rank pari passu in all respects among themselves and with the Shares  in issue of the completion date of the subscription of the Datang Pre-emptive Shares.

Conditions Precedent:	The subscription of the Datang Pre-emptive Shares is conditional upon:

(1)

the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Datang Pre- emptive Shares (and such listing permission not subsequently revoked prior to the delivery  of  definitive share certificate(s) representing the Datang Pre-emptive Shares);

(2)

the Company having obtained the approval of the issue of the Datang Pre-emptive Shares by the Company by the shareholders of the Company (Datang, Datang HK and their respective associates having abstained from voting) at the shareholders’ meeting; and

(3)

the subscription of the Datang Pre-emptive Shares by Datang HK shall not be prohibited by any law or governmental order or regulation and Datang HK shall have obtained all necessary government approvals or consent for subscription of the Datang Pre-emptive Shares.

The Company shall, as soon as is reasonably practicable (a) take such steps as are necessary to hold the shareholders’ meeting of the Company with a view to obtain the approvals required under section (2) above; and (b) apply to the Stock Exchange for the granting of listing of, and permission to deal in, the Datang pre-emptive Shares after the signing of the Datang Pre-emptive Share Subscription Agreement and the Company shall use its reasonable endeavours to obtain  the granting of such listing and permission to deal by the Listing Committee of the Stock Exchange as soon as is reasonably practicable. The Company shall furnish such information, supply such documents, pay such fees and do all such acts and things as may reasonably be required by Datang HK, SFC and/or the Stock Exchange in connection with the fulfilment of sections (1) and (2) above and Datang HK shall do all such acts and things as may reasonably be required for the satisfaction of section (3)  above.  Datang HK shall provide the Company with such necessary assistance as may be  reasonably  requested  by the  Company in connection with the fulfilment of sections (1) and (2) above and the Company shall provide such necessary assistance as may be reasonably requested by Datang HK in connection with the fulfilment of section (3) above.

Completion of the subscription of the Datang Pre-emptive Shares:

Completion of the subscription of the Datang Pre-emptive Shares is expected to take place on or before 31 December 2018 (or such later date as may be agreed in writing between the Company and Datang HK).

Company lock-up undertaking:

The Company has undertaken to Datang HK that  for  a  period commencing on the date of the Datang Pre-emptive Share Subscription Agreement and ending on the date falling on 90 days after that date (inclusive), the Company will not, except for the issue of (1) the Datang Pre-emptive Shares, the China IC Fund Pre-emptive Shares, the Datang PSCS (or any Datang Conversion Shares to be issued thereunder) and the China IC Fund PSCS (or any China IC Fund Conversion Shares to be issued thereunder); (2) any Shares issuable under the Placed PSCS, the Datang PSCS  and the 2016 Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of the Datang Pre-emptive Share Subscription Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the current market price) is less than US$100,000,000 and (B) the Company  procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this clause prior to any such issue:

(a)

allot or issue or offer to allot or issue or grant any  option, right or warrant to subscribe for (either conditionally or unconditionally, or directly  or indirectly, or otherwise) any Share(s) or  any  interests  in Shares or any securities convertible  into or exercisable or exchangeable  for or substantially similar to Shares or interest in Shares;

(b)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

(c)	announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of Datang HK (such consent not to be unreasonably withheld or delayed).

Termination:	If at any time prior to 8:00 a.m. (Hong Kong time) on completion date of the subscription of the Datang Pre- emptive Shares:

(1)	there develops, occurs or comes into force:

(a)

any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of  Datang  HK  has or is likely to have a Material Adverse Effect;

(b)

any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of Datang HK is or would be materially adverse to the success of the subscription of the Datang Pre-emptive Shares;

(c)

any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of Datang HK is or would be materially adverse to the success of the subscription of the Datang Pre-emptive Shares or make it impracticable or inexpedient to proceed therewith;

(d)

a general moratorium on commercial banking activities in Hong Kong,  the  PRC,  London  or  New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States;

(e)	a change or development involving a prospective change in taxation which materially adversely affects the Group as a whole or the Datang Pre- emptive Shares;

(f)

any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war;

(g)

any suspension of dealings in the Shares on the Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the subscription of the Datang Pre-emptive Shares, this announcement or in connection with the issuance of the Datang Pre- emptive Shares, the China IC Fund Pre-emptive Shares, the Datang PSCS (or any Datang Conversion Shares to be issued  thereunder)  and the China IC Fund PSCS (or any China IC Fund Conversion Shares to be issued thereunder));

(h)

any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange, the Shanghai stock exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any  time  prior  to  the completion date of the subscription of the Datang Pre-emptive Shares; or

(2)

any breach of any of the  representations,  warranties  and undertakings set out in the Datang Pre-emptive Share Subscription Agreement comes to the knowledge of Datang HK or any event occurs or any matter arises  on or after the date of the Datang Pre-emptive Share Subscription Agreement and prior  to  completion  date of the subscription of the Datang Pre-emptive Shares which if it had occurred or arisen before the date of the Datang Pre-emptive Share Subscription Agreement would have rendered any of such representations, warranties and undertakings  untrue  or incorrect  in  any respect, or there has been a breach of, or failure to perform, any other provision of the Datang Pre-emptive Share Subscription Agreement on the part of the Company; or

(3)

there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a  whole which in  the opinion  of Datang HK is materially adverse to the success of the subscription of the Datang Pre-emptive Shares, then and in any such case, Datang HK may terminate the Datang Pre-emptive Share Subscription Agreement without liability to it and/or the Company (other than for any antecedent breach) by giving notice in writing to the Company, which notice may be given at  any time prior to     8 : 00 a.m. (Hong Kong time) on the completion date of the subscription of the Datang Pre-emptive Shares.

The Datang PSCS Subscription Agreement

On 23 April 2018, the Company entered into the Datang PSCS Subscription Agreement with Datang and Datang HK, pursuant to which, on and subject to the  terms  of  the Datang PSCS Subscription Agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for, the  Datang PSCS in  an aggregate principal amount of US$200,000,000 for a total cash consideration of US$200,000,000 which is 100% of the aggregate principal amount of the Placed PSCS, based on terms and conditions that are substantially the same as the issue of the Placed PSCS, and conditional upon the obtaining of the necessary governmental approvals and  the approval of the Independent Shareholders.

The Conversion Price will initially be HK$12.78 per Share, but will be subject to adjustment. Based on the initial Conversion Price of HK$12.78 per Share and assuming  full conversion of the Datang PSCS at the initial Conversion Price, the Datang PSCS will be convertible into 122,118,935 Shares, representing approximately 2.48% of the issued share capital of the Company on the last full Trading Day immediately before execution   of the Datang PSCS Subscription Agreement and approximately 2.42% of  the  issued share capital of the Company as enlarged by and assuming full conversion of the Datang PSCS.

The principal terms of the Datang PSCS Subscription Agreement are set out below:

Date:	23 April 2018

Parties:	(1) Datang through Datang HK as the subscriber; and

(2) the Company as the issuer

Proposed issue of the Datang PSCS:

Subject to the fulfilment of the conditions set out below in  the section headed ‘‘Conditions Precedent’’.

Conversion of the Datang PSCS:

Based on the initial Conversion Price of HK$12.78 and assuming full conversion of the Datang PSCS at the initial Conversion Price, the Datang PSCS will be convertible into 122,118,935 Shares, representing approximately 2.48%  of the total issued share capital of the Company on the last full Trading Day immediately before execution of the Datang PSCS Subscription Agreement and approximately 2.42% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang PSCS  (assuming  that there is no change in the issued share capital of the Company, save for the issue of the Datang Conversion Shares).

The Shares issuable upon conversion of the Datang PSCS  will be allotted and issued pursuant to the General Mandate and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Datang PSCS are not subject to the approval of the Shareholders.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Datang Conversion Shares. An application will be made to the Singapore Exchange for the listing and quotation of the Datang PSCS.

Conditions Precedent:	The obligations of Datang HK to subscribe for and pay for the Datang PSCS are conditional on:

(1)

Other contracts: the execution and delivery (on or  before the Datang PSCS Subscription Closing Date) of the other contracts, each in a form reasonably satisfactory to Datang HK, by the respective parties;

(2)	Compliance: at the Datang PSCS Subscription Closing Date:

(a)	the representations and warranties of the Company in the Datang PSCS Subscription Agreement being true, accurate and correct at, and as if made on such date;

(b)	the Company having performed all its obligations under the Datang PSCS Subscription Agreement to be performed on or before such date; and

(c)	there having been delivered to Datang HK a certificate dated as of such date, of a duly authorised officer of the Company to such effect;

(3)

Material adverse change: after the date of the Datang PSCS Subscription Agreement up to and at the Datang PSCS Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in  the financial or trading condition or the earnings, net assets, business affairs  or  business prospects (whether or not arising in the ordinary course of business) or properties of the Company or of the Group (taken as a whole), which, in the opinion of Datang HK, is material and adverse in the context of the issue and offering of  the Datang PSCS;

(4)

Other consents: on or prior to the Datang PSCS Subscription Closing Date there shall have been obtained by the Company all resolutions, consents, authorities and approvals required in relation  to the issue of the Datang PSCS and the performance of its obligations under the trust deed, the agency agreement and the Datang PSCS (including the consents and approvals required from all lenders);

(5)

Listing: the Stock Exchange having agreed to list the Datang Conversion Shares and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Datang HK, to list the Datang PSCS (or,  in each case, Datang HK being reasonably satisfied that such listing will be granted); and

(6)	Legal opinions: on or before the Datang PSCS Subscription Closing Date, there having been delivered and addressed to Datang HK opinions dated the Datang PSCS Subscription Closing Date, of:

(a)	DLA Piper Hong Kong, legal advisers to the Company as to Hong Kong law; and

(b)	Conyers Dill & Pearman, legal advisers to the Company as to Cayman Islands law; and

(7)

Government approvals: the Subscriber shall have obtained government approvals or consent for subscription of the Subscription Securities from the Ministry of Commerce, the National Development and Reform Commission, and the State Administration of Foreign Exchange, and State-owned Assets Supervision and Administration Commission, if required; and

(8)

Shareholders’ approval: the Company having obtained the approval of the shareholders of the Company (Datang, Datang HK and  their  associates  (as  defined in the Listing Rules) having abstained from voting) in general meeting for the issue of the Datang PSCS pursuant to the Datang PSCS Subscription Agreement and the Shares upon conversion of the Datang PSCS (including those Shares issuable as a result of any adjustment to the conversion price pursuant to the terms and conditions of the Placed PSCS as set out in  the offering circular).

The obligations of the Company to issue the Datang PSCS  are conditional on:

(1)

Shareholders’ approval: the Company having obtained the approval of the shareholders of the Company (Datang, Datang HK and  their  associates  (as  defined in the Listing Rules) having abstained from voting) in general meeting for the issue of the Datang PSCS pursuant to the Datang PSCS Subscription Agreement and the Shares upon conversion of the Datang PSCS (including those Shares issuable as a result of any adjustment to the conversion price pursuant to the terms and conditions of the Placed PSCS as set out in  the offering circular);

(2)

Listing: The Stock Exchange having agreed to list the Datang Conversion Shares and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to the Company, to list the Datang PSCS  (or, in each case, the Company being reasonably satisfied that such listing will be granted); and

(3)

No governmental prohibition: The issue of the Datang PSCS by the Company and the subscription of the Datang PSCS by Datang HK shall not be prohibited by any law or governmental order or regulation and Datang HK shall have obtained government approvals or consent for subscription of the Datang PSCS  from  the Ministry of Commerce, the National Development and Reform Commission, the State Administration of Foreign Exchange, and State-owned Assets Supervision and Administration Commission, if required.

Company lock-up undertaking:

The Company has undertaken to Datang HK that neither the Company, nor any person acting on its behalf will:

(1)

issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants  or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Datang PSCS or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Datang PSCS, the Shares or securities of the same class as the Datang PSCS, the Shares or other instruments representing interests in the Datang PSCS, the Shares or other securities of the same class as them;

(2)	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(3)

enter into any transaction with the same  economic effect as, or which is designed to, or which may reasonably be expected to result in,  or  agree  to  do,  any of the foregoing, whether any such transaction of  the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(4)	announce or otherwise make public an intention to do any of the foregoing,

in any such case without the prior written consent of Datang HK between the date of the Datang PSCS Subscription Agreement and the date which is 90 days after the date  of  the Datang PSCS Subscription Agreement (both dates inclusive);

except for (a) the issue of any Shares under the Datang Pre- emptive Share Subscription Agreement; (b) the issue of any Placed PSCS and Shares to be issued upon conversion of the Placed PSCS; whether such issue is pursuant to the exercise of any pre-emptive rights arising from the share purchase agreement entered into between the Company and China IC Fund dated 12 February 2015 or otherwise, and (c) the issue of any Shares to be issued upon conversion of the  2016 Bonds or the Placed PSCS; and (d) the issue of any share options and Restricted Share Units pursuant to any share option schemes adopted in compliance with the Listing  Rules and any publicly disclosed equity incentive plans of the Company; and (e) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (i) the aggregate value  of  the  Shares  so issued (as calculated by the current market price) is less than US$100,000,000 and (ii) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:

Datang HK may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Datang PSCS, terminate the Datang PSCS Subscription Agreement in any of the following circumstances:

(1)

if there shall have come to the notice of Datang HK any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Datang PSCS Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Datang PSCS Subscription Agreement;

(2)	if any of the conditions specified above have not been satisfied or (if capable of being waived) waived by Datang HK on or prior to the Datang PSCS Subscription Closing Date;

(3)

if there shall have been, since the date of the Datang PSCS Subscription Agreement, any change, or any development involving a prospective  change,  in national or international monetary,  financial,  political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over-the- counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Datang HK, be likely to prejudice materially the success of the issue of the Datang PSCS or dealings in the Datang PSCS in the secondary market;

(4)

if, in the opinion of Datang HK, there shall have occurred any of the following events: (a) a  suspension  or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange plc, the Singapore Exchange and/or the Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (b) a suspension in trading in the Company’s securities on the Stock Exchange or the Company’s American Depositary Receipts on the New  York  Stock  Exchange  and/or  any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Datang PSCS, or in respect of the transactions described in this announcement (including any exercise by China IC Fund of its pre-emptive rights)); (c) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or  the United Kingdom declared by  the  relevant  authorities  or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom;  or (d) a change or development involving a prospective change in taxation affecting the Company, the Datang PSCS and the Shares to be  issued upon  conversion of the Datang PSCS or the transfer thereof; or

(5)

if there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation  of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would in the opinion of Datang HK, be likely to prejudice materially the success of the issue of the Datang PSCS in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Datang PSCS will take place on the  Datang PSCS Subscription Closing Date.

The Board considers that the terms and conditions of the Datang PSCS Subscription Agreement and the Datang PSCS are fair and reasonable, the entering into of the Datang Pre-emptive Share Subscription Agreement and the Datang PSCS Subscription Agreement is  on normal commercial terms or  better, in  the ordinary and usual course     of business of the Company and in the interests of the Company and the Shareholders as    a whole.

Principal terms of the Datang PSCS

The principal terms of the Datang PSCS are summarised as follows:

Issuer:	the Company

Principal amount:	US$200,000,000

Maturity date:	no maturity date

No fixed Redemption Date:

The Datang PSCS are perpetual securities in respect  of which there is no fixed redemption date

Distribution rate:	2.00%

Status:      The Datang PSCS constitute direct, unsecured and subordinated obligations of the Company and shall at all times rank pari passu and without any preference among themselves and with any parity securities of the Company. The rights and claims of the holders of the Datang PSCS in respect of the Datang PSCS are subordinated.

Conversion right:

Subject to and upon compliance with the terms and conditions of the Datang PSCS, the Datang PSCS are convertible by holders into Shares, at any time on and after the date falling 40 days after the issue date and up to the  close of business (at the place where the Datang PSCS certificate evidencing such Datang PSCS is deposited for conversion) on the date falling seven days prior to the date fixed for redemption of the relevant Datang PSCS  (both  days inclusive), except as described in the terms and conditions of the Datang PSCS, or if notice requiring redemption has been given by the holders of such Datang PSCS pursuant to the terms and conditions of the Datang PSCS, then up to the close of business (at the place  aforesaid) on the day prior to the giving of such notice.

Conversion price:	The Conversion Price will initially be HK$12.78 per Share but will be subject to adjustment.

The initial Conversion Price will be subject to adjustment   for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution, rights issue of Shares or options over Shares, rights issue or other securities, issue of securities at less than the current market price, modification of rights of conversion etc. and other offers to Shareholders, subject to the terms and  conditions  of the Datang PSCS.

Redemption for taxation reasons:

The Company may redeem all and not some only of the Datang PSCS, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice (a ‘‘Tax Redemption Notice’’) to the holders of the Datang PSCS (which notice shall be irrevocable) and the trustee and the principal agent  in writing, on the date specified in the Tax Redemption Notice for redemption (the ‘‘Tax Redemption Date’’) at their principal amount, if the Company satisfies the trustee of the Datang immediately prior to the giving of such notice that

(1)

it has or will become obliged to pay additional tax amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 28 November 2017, and (2) such obligation cannot be avoided by the Company taking commercially reasonable measures available to it, provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional tax amounts were a payment in respect of the Datang PSCS then due.

If the Company gives a Tax Redemption Notice pursuant to the above condition, each holder of redeem the  Datang  PSCS will have the right to elect that his redeem the Datang PSCS shall not be redeemed.

On the Tax Redemption Date, the Company shall redeem the Datang PSCS at their principal amount.

Redemption for Accounting Reasons:

The Datang PSCS may be redeemed at the option of the Company in whole, but not in part, at any time,  on  giving not less than 30 nor more than 60 days’ notice to the holders of the Datang PSCS (which notice shall be irrevocable), the trustee and the principal agent in writing, (1) at the early redemption amount, at any time before 14 December 2020,  or (2) their principal amount, together with distribution accrued to the date fixed for redemption (including any arrears of distribution and any additional distribution amount), at any time on  or  after  14  December 2020,  if,  as a result of any changes or amendments to International Financial Reporting Standards as issued by the International Accounting Standards Board or any other accounting standards that may replace  International Financial Reporting Standards for the purposes of the consolidated financial statements of the Company (the ‘‘Relevant Accounting Standard’’), the Datang PSCS must not or must no longer be recorded as ‘‘equity’’ of the Company pursuant to the Relevant Accounting Standard.

Prior to the publication of any notice of redemption, the Company shall deliver or procure that there is delivered to the principal agent:

(a)	a certificate, signed by two directors of the Company, stating that the circumstances referred to above prevail and setting out the details of such circumstances; and

(b)

an opinion of the Company’s independent auditors stating that the circumstances referred to above prevail and the date on which the relevant change or amendment to the Relevant Accounting Standard  is  due to take effect, provided that the principal agent may accept such certificate or opinion without further investigation or enquiry, and provided, however that no notice of redemption  may  be given earlier than 90 days prior to the date on which the relevant change or amendment to the Relevant Accounting Standard is due to take effect in relation to the Company.

Upon the expiry of any such notice, the Company shall be bound to redeem the Datang PSCS provided that such date  for redemption shall be no  earlier than the last day before  the date on which the Datang PSCS must not or must no longer be so recorded as ‘‘equity’’ of the Company pursuant to the Relevant Accounting Standard.

Redemption for Rating Event:

The Datang PSCS may be redeemed at the option of the Company in whole, but not in part, at any time,  on  giving not less than 30 nor more than 60 days’ notice to the holders of the Datang PSCS (which notice shall be irrevocable), the trustee and the principal agent in writing at (1) the early redemption amount, at any time before 14 December 2020,  or (2) their principal amount, together with distribution accrued to the date fixed for redemption (including any arrears of distribution and any additional distribution amount), at any time on or after 14 December 2020 if, immediately before giving such notice, an amendment, clarification or change has occurred in the equity credit methodology of Moody’s Investors Service, Inc., a  subsidiary of Moody’s Corporation (‘‘Moody’s’’) or S&P Global Ratings Inc. (‘‘S&P’’) and in each case, any of their respective successors to the rating business thereof, which amendment, clarification or change results in a lower equity credit for the Datang PSCS than the equity credit assigned   on 14 December 2017 or, if equity credit is not assigned on 14 December 2017, at the date when equity credit is assigned for the first time.

Prior to the publication of any notice of redemption, the Company shall deliver or procure that there is delivered to the trustee a certificate signed by two directors of the Company stating that the circumstances referred to above prevail and setting out the details of such circumstances.

Upon the expiry of any such notice, the Company shall be bound to redeem the Datang PSCS, provided that such date for redemption shall be no  earlier than the last day before  the date on which the Datang PSCS be assigned a lower category of equity credit.

Redemption at the Option of the Company on a step-up:

The Datang PSCS may be redeemed at the option of the Company in whole, but not in part, on giving not more than 60 nor less than 30 days’ irrevocable notice to  the  trustee and the principal agent in writing and to the holders of the Datang PSCS at their principal amount at any time following the occurrence of a triggering event.

On expiry of such notice, the Company shall be bound to redeem the Datang PSCS on the relevant call date or the   date fixed for redemption at their principal amount.

Redemption at the Option of the Company on Increased Share Price:

On or at any time after 14 December 2020, on giving not less than 30 nor more than 60 days’ notice to the trustee and the principal agent in writing and to the holders of the Datang PSCS, the Company may redeem the Datang PSCS in whole, but not in part, at their principal amount if the Closing Price of the Share for any 20 Trading Days out of 30 consecutive Trading Days immediately prior to the date upon which notice of such redemption is given (translated into U.S. dollars at the prevailing exchange rate determined in accordance with the terms and conditions of the Datang PSCS), was at least 130 per cent. Of the applicable Conversion Price then in effect (translated  into U.S. dollars at the Fixed Exchange Rate).

If there shall occur an event giving rise to a change in the Conversion Price during any such 30 Trading Day period as mentioned above, appropriate adjustments for the relevant days shall be made, as determined by an Independent Investment Bank, for the purpose of calculating the Closing Price for such days.

Redemption on Minimum Outstanding Amounts:

On giving not less than 45 nor more than 60 days’ notice (an ‘‘Optional Redemption Notice’’) to the trustee and the principal agent in writing and the holders of the Datang PSCS, the Company shall redeem all and not some only of  the Datang PSCS on the date (the ‘‘Optional Redemption Date’’) specified in the Optional Redemption Notice at (1) the early redemption amount, at any time before 14 December 2020, or (2) their principal amount,  together with distribution accrued to the date fixed for redemption (including any arrears of distribution and any additional distribution amount), at any time on or after 14 December 2020 if, prior to the date the relevant Optional Redemption Notice is given, conversion rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the Datang PSCS originally issued.

Redemption for Relevant Event:

Following the occurrence of a Relevant Event (as defined below), the holder of each Datang PSCS will have the right  at such holder’s option, to require the Company to redeem   all or some only of such holder’s Datang PSCS on the redemption date for Relevant Event at their principal amount.

‘‘Relevant Event’’ means the occurrence of any Delisting or Suspension arising from or as a result of  an  application to the Relevant Stock Exchange having been initiated or made by the Company or such Delisting or Suspension  having been effected or imposed through any other means controlled by the Company  or otherwise resulting  from any action of the Company or any default or non- compliance by the Company of any of its  obligations that  are within its control; where ‘‘Delisting’’ occurs when the Shares cease to be listed or admitted to trading on the Stock Exchange (or if applicable, the Alternative Stock Exchange) and ‘‘Suspension’’ occurs if there is a suspension or material limitation in trading of the Shares on the  Stock  Exchange  (or if applicable, the Alternative Stock Exchange) and such suspension or material limitation continues for a  period of 45 consecutive Trading Days.

PRE-EMPTIVE RIGHTS OF CHINA IC FUND AND THE CHINA IC FUND SUBSCRIPTION

Pre-emptive rights of China IC Fund

References are made to the Company’s announcements dated 12 February 2015  in  relation to the China IC Fund Purchase Agreement and the announcement dated 14 December 2017 in relation to the delivery by China IC Fund of an irrevocable notice to the Company that it will exercise its pre-emptive right in relation to the issue of the  Placing Shares, the Placed PSCS, the Datang Subscription up to the amount it is entitled   to  under the China IC  Fund Purchase Agreement. China IC  Fund has also indicated to  the Company that it intends to subscribe for the China IC Fund Further PSCS for an aggregate principal amount (for the China IC Fund  Further  PSCS  and  the  China  IC Fund Pre-emptive PSCS) of US$300,000,000.

Pursuant to the China IC Fund Purchase Agreement, in case of any issue of new Shares    or securities convertible into Shares, subject to certain exceptions, China IC Fund has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. China IC  Fund’s pre-emptive right is applicable to the issue of the Placing Shares and the Placed PSCS, the Datang Subscription. Pursuant to the China IC Fund Purchase Agreement and the Listing Rules, completion of any such issue of the China IC Fund Subscription Securities to, and subscription of the China IC Fund Subscription Securities by, China IC Fund through Xinxin HK upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals and the approval of the Independent Shareholders.

Any exercise by China IC Fund of its pre-emptive right to subscribe for the China IC   Fund Pre-emptive Securities in connection with the issue of the Placing Shares and the Placed PSCS and the Datang Subscription will be at a price equivalent to the  Placing  Price (in the case of the China IC Fund Pre-emptive Shares) and/or the issue price of the Placed PSCS (in the case of the China IC Fund PSCS).

The Company has notified China IC Fund in accordance with the terms of the China IC Fund Purchase Agreement in respect of the issue of the Placing Shares and the Placed PSCS, the Datang Subscription. Pursuant to the China IC Fund Purchase Agreement,  China IC Fund delivered an irrevocable notice to the Company on  14  December 2017  that it would exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the Datang Subscription up to the amount it is entitled to under the  China IC Fund Purchase Agreement based on terms and conditions that are substantially the same as the Placing and the issue of the Placed PSCS. China IC Fund had also  indicated to the Company that it intended to subscribe for the China IC Fund  Further PSCS, in addition to the China IC Fund Pre-emptive PSCS, based on terms  and  conditions that are substantially the same as the issue of the Placed PSCS, for a principal amount (for the China IC Fund Further PSCS and the  China  IC  Fund  Pre-emptive  PSCS) of US$300,000,000.

The China IC Fund Pre-emptive Share Subscription Agreement

On 23 April 2018, the Company entered into the China IC Fund Pre-emptive Share Subscription Agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of  the China IC Fund Pre-emptive Share Subscription Agreement,    the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the China IC Fund Pre-emptive Shares. The subscription by China IC Fund through Xinxin HK of the China IC Fund Pre-emptive Shares will be at a price equivalent to the Placing Price, and conditional upon the  obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The China IC Fund Pre-emptive Securities were calculated in accordance with China IC Fund’s shareholding immediately before the Company’s entry into the Placing Agreement and the Placed PSCS Subscription Agreement,  being  approximately 15.85% of the issued share capital of the Company. As a result of the dilutive effect of the  purchase of the Placing Shares pursuant to the Placing Agreement, China IC Fund’s shareholding immediately before the issue of the China IC Fund Pre-emptive Shares and immediately before the issue of the China IC Fund  PSCS  were  approximately 15.01% and 15.01% of the issued share capital of the Company, respectively.

The principal terms of the China IC Fund Pre-emptive Share Subscription Agreement are set out below:

Date:	23 April 2018

Parties:	(1) China IC Fund through Xinxin HK as the subscriber; and

(2) the Company as the issuer.

Interest to be acquired:

The China IC Fund Pre-emptive Shares represent (1) approximately 1.16% of the total  issued  share  capital  of  the Company as at the date of this announcement; and (2) approximately 1.14% of the issued share capital of the Company as enlarged by the issue of the China IC Fund Pre- emptive Shares (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and completion of the subscription of the China IC Fund Pre-emptive Shares save for the issue of such China IC Fund Pre-emptive Shares).

Consideration:	The total cash consideration payable by China IC Fund is HK$607,634,695.65 comprising 57,054,901 Shares in aggregate of HK$10.65 per Share.

Subscription Price:	The subscription price of HK$10.65 per Share represents:

(1)

a premium of approximately 0.09% over the Closing Price of HK$10.64 per Share as quoted on the Stock Exchange on the Last Trading Day, being the last full Trading Day immediately before the execution of the China IC Fund Pre-emptive Share Subscription Agreement;

(2)

a premium of approximately 4.29% over the average Closing Price of HK$10.21 per Share as quote on the Stock Exchange for the last five consecutive trading  days up to and including the Last Trading Day; and

(3)	a premium of approximately 4.81% over the average Closing Price of HK$10.16 per Share as quote on the Stock Exchange for the last ten consecutive trading days up to and including the Last Trading Day.

Ranking of the China IC Fund Pre-emptive Shares:

The China IC Fund Pre-emptive Shares, upon  issue,  will rank pari passu in all respects among themselves and with the Shares in issue of the completion date of the subscription of the China IC Fund Pre-emptive Shares.

Conditions Precedent:	The subscription of the China IC Fund Pre-emptive Shares is conditional upon:

(1)

the Listing Committee of the Stock Exchange granting listing of and permission to deal in the China IC Fund Pre-emptive Shares (and such listing permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the China IC Fund Pre- emptive Shares);

(2)

the Company having obtained the approval of the issue of the China IC Fund Pre-emptive Shares by the Company by the shareholders of  the Company (China  IC Fund, Xinxin HK and their associates having abstained from voting) at the  shareholders’  meeting; and

(3)

the subscription of the China IC Fund Pre-emptive Shares by Xinxin HK shall not be prohibited by any law or governmental order or regulation and Xinxin  HK shall have obtained all necessary government approvals or consent for subscription of the China IC Fund Pre- emptive Shares.

The Company shall, as soon as is reasonably practicable (a) take such steps as are necessary to hold the shareholders’ meeting of the Company with a view to obtain the approvals required under section (2) above; and (b) apply to the Stock Exchange for the granting of listing of, and permission to deal in, the China IC Fund pre-emptive Shares after the signing of the China IC Fund Pre-emptive  Share Subscription Agreement and the Company shall use its reasonable endeavours to obtain the granting of such listing and permission to deal by the Listing Committee of  the  Stock Exchange as soon as is reasonably practicable and will inform Xinxin HK promptly following the granting of the same. The Company shall furnish such information, supply such documents, pay such fees and do all such acts  and things as may reasonably be required by Xinxin HK, SFC and/or the Stock Exchange in connection with the fulfilment of sections (1) and (2) above and Xinxin HK shall do all   such acts and things as may reasonably be required for the satisfaction of section (3) above. Xinxin HK shall provide  the Company with such necessary assistance as may be reasonably requested by the Company in  connection  with the fulfilment of sections (1) and (2) above and  the Company shall provide such  necessary  assistance  as  may be reasonably requested by Xinxin HK in connection with  the fulfilment of section (3) above.

Completion of the subscription of the China IC Fund Pre-emptive Shares:

Completion of the subscription of the China IC Fund Pre- emptive Shares is expected to take place on or before 31 December 2018 (or such later date as may be agreed in writing between the Company and Xinxin HK).

Company lock-up undertaking:

The Company has undertaken to Xinxin HK that  for  a  period commencing on the date of the China IC Fund Pre- emptive Share Subscription Agreement and ending on the date falling on 90 days after that date (inclusive), the Company will not, except for the issue of (1) the Datang Pre-emptive Shares, the China IC Fund Pre-emptive Shares, the Datang PSCS (or any Datang Conversion Shares to be issued thereunder) and the China IC Fund PSCS (or any China IC Fund Conversion Shares to be issued thereunder);

(2) any Shares issuable under the Placed PSCS, the China IC Fund PSCS and the 2016 Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of the China IC Fund Pre- emptive Share Subscription Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the current market price) is less than US$100,000,000 and (B) the Company  procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this clause prior to any such issue:

(a)

allot or issue or offer to allot or issue or grant any  option, right or warrant to subscribe for (either conditionally or unconditionally, or directly  or indirectly, or otherwise) any Share(s) or  any  interests  in Shares or any securities convertible  into or exercisable or exchangeable  for or substantially similar to Shares or interest in Shares;

(b)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

(c)	announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of Xinxin HK (such consent not to be unreasonably withheld or delayed).

Termination:	If at any time prior to 8 : 00 a.m. (Hong Kong time) on completion date of the subscription of the China IC Fund Pre-emptive Shares:

(1)	there develops, occurs or comes into force:

(a)

any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the  opinion  of Xinxin  HK has or is likely to have a Material Adverse Effect;

(b)

any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of Xinxin HK is or would be materially adverse to the success of the subscription of the China IC Fund Pre-emptive Shares;

(c)

any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of Xinxin HK is or would be materially adverse to the success of the subscription of the China IC Fund Pre-emptive Shares or make it impracticable or inexpedient to proceed therewith;

(d)

a general moratorium on commercial banking activities in Hong Kong,  the  PRC,  London  or  New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States;

(e)	a change or development involving a prospective change in taxation which materially adversely affects the Group as a whole or the China IC Fund Pre-emptive Shares;

(f)

any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war;

(g)

any suspension of dealings in the Shares on the Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the subscription of the China IC Fund Pre-emptive Shares, this announcement or in connection with  the  issuance of the Datang Pre-emptive Shares, the China IC Fund Pre-emptive Shares, the Datang PSCS (or any Datang Conversion Shares to be issued thereunder) and the China IC Fund PSCS (or any China  IC  Fund Conversion Shares to be issued thereunder));

(h)

any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange, the Shanghai stock exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior  to the completion date of the subscription of the China IC Fund Pre-emptive Shares; or

(2)

any breach of any of the  representations,  warranties  and undertakings set out in the China IC Fund Pre- emptive Share Subscription Agreement comes to the knowledge of Xinxin HK or any event occurs or any matter arises on or after the date of the China IC Fund Pre-emptive Share Subscription Agreement and prior to completion date of the subscription of the China IC  Fund Pre-emptive Shares which if it had occurred or arisen before the date of the China IC Fund  Pre-  emptive Share Subscription Agreement would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of the China IC Fund Pre-emptive Share Subscription Agreement on the part of the Company; or

(3)

there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a  whole which in  the opinion  of Xinxin HK is materially adverse to the success of the subscription of  the  China  IC  Fund Pre-emptive Shares, then and in any such case, Xinxin HK may terminate the China IC Fund Pre-emptive Share Subscription Agreement without liability to it and/or the Company (other than  for  any antecedent breach) by giving notice in writing to the Company, which notice may be given at  any time prior to     8 : 00 a.m. (Hong Kong time) on the completion date of the subscription of the China IC Fund Pre-emptive Shares.

The China IC Fund PSCS Subscription Agreement

On 23 April 2018, the Company entered into the China IC Fund PSCS Subscription Agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the China IC Fund PSCS Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, though Xinxin HK,  conditionally  agreed  to subscribe for, the China IC Fund PSCS in an aggregate principal amount of US$300,000,000 for a total cash consideration  of  US$300,000,000  which  is  100%  of the aggregate principal amount of the Placed PSCS, based on terms and conditions that   are substantially the same as the issue of the Placed PSCS, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The Conversion Price will initially be HK$12.78 per Share, but will be subject to adjustment. Based on the initial Conversion Price of HK$12.78 per Share and assuming  full conversion of the China IC Fund PSCS at the initial Conversion Price, the China IC Fund PSCS will be convertible into 183,178,403 Shares, representing approximately 3.71% of the issued share capital of the Company on the last full trading day immediately before execution of the China IC Fund PSCS Subscription Agreement and approximately 3.58% of the issued share capital of the Company as enlarged by and assuming full conversion of the China IC Fund PSCS.

The principal terms of the China IC Fund PSCS Subscription Agreement are set  out  below:

Date:	23 April 2018

Parties:	(1) China IC Fund through Xinxin HK as the subscriber; and

(2) the Company as the issuer

Proposed issue of the China IC Fund PSCS:

Subject to the fulfilment of the conditions set out below in  the section headed ‘‘Conditions Precedent’’.

Conversion of the China IC Fund PSCS:

Based on the initial Conversion Price of HK$12.78 and assuming full conversion of the China IC Fund PSCS at the initial Conversion Price, the China IC Fund PSCS will be convertible into 183,178,403 Shares, representing approximately 3.71% of the total  issued  share  capital  of  the Company on the last full trading day immediately before execution of the China IC Fund PSCS Subscription Agreement and approximately 3.58% of the issued share capital of the Company as enlarged by and assuming full conversion of the China IC Fund PSCS (assuming that there is no change in the issued share capital of the Company,   save for the issue of the China IC Fund Conversion Shares).

The Shares issuable upon conversion of the China IC Fund PSCS will be allotted and issued pursuant to the General Mandate and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the China IC Fund PSCS are not subject to the approval of the Shareholders.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the China IC Fund Conversion Shares. An application will be made to the Singapore Exchange for the listing and quotation of the  China IC Fund PSCS.

Conditions Precedent:	The obligations of Xinxin HK to subscribe for and pay for the China IC Fund PSCS are conditional on:

(1)

Other contracts: the execution and delivery (on or  before the China IC Fund PSCS Subscription Closing Date) of the other contracts, each in a form reasonably satisfactory to Xinxin HK, by the respective parties;

(2)	Compliance: at the China IC Fund PSCS Subscription Closing Date:

(a)	the representations and warranties of the Company in the China IC Fund PSCS Subscription Agreement being true, accurate and correct at, and as if made on such date;

(b)	the Company having performed all its obligations under the China IC Fund PSCS Subscription Agreement to be performed on or before such date; and

(c)	there having been delivered to Xinxin HK a certificate dated as of such date, of a duly authorised officer of the Company to such effect;

(3)

Material adverse change: after the date of the China IC Fund PSCS Subscription Agreement up to and at the China IC Fund PSCS Subscription Closing Date, there not having occurred any change (nor any development  or event reasonably likely to involve a prospective change), in the financial or trading condition or the earnings, net assets, business affairs or business prospects (whether or not arising in the ordinary course of business) or  properties  of  the  Company  or of the Group (taken as a whole), which, in  the opinion  of Xinxin HK, is material and adverse in the context of the issue and offering of the China IC Fund PSCS;

(4)

Other consents: on or prior to the China IC Fund PSCS Subscription Closing Date there shall have been obtained by the Company all resolutions, consents, authorities and approvals required in relation  to the issue of the China IC Fund PSCS and the performance   of its obligations under the trust deed, the agency agreement and the China IC Fund PSCS (including the consents and approvals required from all lenders);

(5)

Listing: the Stock Exchange having agreed to list the China IC Fund Conversion Shares and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Xinxin HK, to list the China IC Fund PSCS (or, in each case, Xinxin HK being reasonably satisfied that such listing will be granted);

(6)

Government approvals: Xinxin HK shall have obtained government approvals or consent  for  subscription  of the China IC Fund PSCS from the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange, if required; and

(7)

Shareholders’ approval: the Company having obtained the approval of the shareholders of the  Company  (China IC Fund, Xinxin HK and their associates (as defined in the Listing Rules) having abstained from voting) in general meeting for the issue of the China IC Fund PSCS pursuant to the China IC Fund PSCS Subscription Agreement and the Shares  upon  conversion of the China IC Fund  PSCS  (including  those Shares issuable as a  result of any adjustment to the conversion price pursuant to the terms and conditions of the Placed PSCS as set out in the offering circular).

The obligations of the Company to issue the China IC Fund PSCS are conditional on:

(1)

Shareholders’ approval: the Company having obtained the approval of the shareholders of the  Company  (China IC Fund, Xinxin HK and their associates (as defined in the Listing Rules) having abstained from voting) in general meeting for the issue of the China IC Fund PSCS pursuant to the China IC Fund PSCS Subscription Agreement and the Shares  upon  conversion of the China IC Fund  PSCS  (including  those Shares issuable as a  result of any adjustment to the conversion price pursuant to the terms and conditions of the Placed PSCS as set out in the offering circular);

(2)

Listing: The Stock Exchange having agreed to list the China IC Fund Conversion Shares and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to the Company, to list the China IC Fund PSCS (or, in each case, the Company being reasonably satisfied that such listing will be granted); and

(3)

No governmental prohibition: The issue of the China IC Fund PSCS by the Company and the subscription of the China IC Fund PSCS by Xinxin HK shall not be prohibited by any law or governmental order or regulation and Xinxin HK shall have obtained government approvals or consent for subscription of the China IC Fund PSCS from the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange, if required.

Company lock-up undertaking:

The Company has undertaken to Xinxin HK that neither the Company, nor any person acting on its behalf will:

(1)

issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants  or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the China IC Fund PSCS or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the China IC Fund PSCS, the Shares or securities of the same class as the China IC Fund PSCS, the Shares or other instruments  representing interests in the China IC Fund PSCS, the Shares or other securities of the same class as them;

(2)	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(3)

enter into any transaction with the same  economic effect as, or which is designed to, or which may reasonably be expected to result in,  or  agree  to  do,  any of the foregoing, whether any such transaction of  the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(4)	announce or otherwise make public an intention to do any of the foregoing,

in any such case without the prior written consent of Xinxin HK between the date of the China IC Fund PSCS Subscription Agreement and the date  which  is 90 days  after the date of the China IC Fund PSCS Subscription Agreement (both dates inclusive);

except for (a) the issue of any Shares under the China IC Fund Pre-emptive Share Subscription Agreement; (b) the issue of any Placed PSCS and Shares to be issued upon conversion of the Placed PSCS; whether such issue is pursuant to the exercise of any pre-emptive rights arising from the share purchase agreement entered into between the Company and Datang dated 6 November 2008 (as amended by the supplemental agreement dated 22 August 2014  entered into among  the  Company,  Datang  and  Datang  HK) or otherwise, and (c) the issue of any Shares  to  be issued upon conversion of the 2016 Bonds or the Placed PSCS; and (d) the issue of any share options and Restricted Share Units pursuant to  any share option schemes adopted   in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and (e) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (i) the  aggregate value  of the Shares so issued (as calculated by the current market price) is less than US$100,000,000 and (ii) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:

Xinxin HK may, by written notice to the Company given at any time prior to payment of the net subscription monies for the China IC Fund PSCS, terminate the  China  IC Fund PSCS Subscription Agreement in any of the following circumstances:

(1)

if there shall have come to the notice of Xinxin HK any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the China IC Fund PSCS Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in  the  China  IC Fund PSCS Subscription Agreement;

(2)	if any of the conditions specified above have not been satisfied or (if capable of being waived) waived by Xinxin HK on or prior to the China IC Fund PSCS Subscription Closing Date;

(3)

if there shall have been, since the date of the China IC Fund PSCS Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over-the- counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Xinxin HK, be likely to prejudice materially the success of the issue of the China IC Fund PSCS or dealings in the China IC Fund PSCS in the secondary market;

(4)

if, in the opinion of Xinxin HK, there shall have  occurred any of the following events: (a) a  suspension  or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange plc, the Singapore Exchange and/or the Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (b) a suspension in trading in the Company’s securities on the Stock Exchange or the Company’s American Depositary Receipts on the  New  York  Stock  Exchange  and/or  any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the  issue  of  the  China IC Fund PSCS, or in respect of the transactions described in  this announcement  (including  any exercise by Datang of its pre-emptive rights)); (c) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or  a material disruption in commercial banking or  securities settlement or clearance  services  in the United States, Hong Kong, Singapore or the United Kingdom; or (d) a change or development involving a prospective change in taxation affecting the Company, the China IC Fund PSCS and the Shares to be issued upon conversion of the China IC Fund PSCS or the transfer thereof; or

(5)

if there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation  of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would in the opinion of Xinxin HK, be likely to prejudice materially the success of the issue of the China IC Fund PSCS in  the secondary market.

Subject to the foregoing, completion of the subscription and issue of the China IC Fund PSCS will take place  on  the China IC Fund PSCS Subscription Closing Date.

The Board considers that the terms and conditions of the China IC Fund PSCS Subscription Agreement and the China IC Fund PSCS are fair and reasonable,  the  entering into of the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement is on  normal commercial terms or  better,  in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

Principal terms of  the  China IC  Fund PSCS

The principal terms of the China IC Fund PSCS are summarised as follows:

Issuer:	the Company

Principal amount:	US$300,000,000

Maturity date:	no maturity date

No fixed Redemption Date:

The China IC Fund PSCS are perpetual securities in respect of which there is no fixed redemption date

Distribution rate:	2.00%

Status:

The China IC Fund PSCS constitute direct, unsecured and subordinated obligations of the Company and shall at all times rank pari passu and without any preference among themselves and with any parity securities of the Company. The rights and claims of the holders of the China IC Fund PSCS in respect of the China IC Fund PSCS are subordinated.

Conversion right:

Subject to and upon compliance with the terms and conditions of the China  IC Fund  PSCS,  the  China  IC  Fund PSCS are convertible by holders into Shares, at any time on and after the date falling 40 days after the issue date and up to the close of business (at the place where the China IC Fund PSCS certificate evidencing such China IC Fund PSCS is deposited for conversion) on the date falling seven days prior to the date fixed for redemption of the relevant China IC Fund PSCS (both days inclusive), except as described in the terms and conditions of the China IC Fund PSCS, or if notice requiring redemption has been given by  the holders of such China IC Fund PSCS pursuant to the terms and conditions of the China IC Fund PSCS, then up     to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:	The Conversion Price will initially be HK$12.78 per Share but will be subject to adjustment.

The initial Conversion Price will be subject to adjustment   for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution, rights issue of Shares or options over Shares, rights issue or other securities, issue of securities at less than the current market price, modification of rights of conversion etc. and other offers to Shareholders, subject to the terms and  conditions  of the China IC Fund PSCS.

Redemption for taxation reasons:

The Company may redeem all and not some only of the China IC Fund PSCS, at its option, at any time, on giving not less than 30 nor more than 60 days’ Tax Redemption Notice to the holders of the China IC Fund PSCS (which notice shall be irrevocable) and the trustee and the principal agent in writing, on the Tax Redemption Date at their principal amount, if the Company satisfies the trustee of the China IC Fund immediately prior to the giving of such notice that (1) it has or will become obliged to pay additional tax amounts as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 28 November 2017, and (2) such obligation cannot be avoided by the Company taking commercially reasonable measures available to it, provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional tax amounts were a payment in respect of the China IC Fund PSCS then due.

On the Tax Redemption Date, the Company shall redeem the China IC Fund PSCS at their principal amount.

If the Company gives a Tax Redemption Notice pursuant to the above condition, each holder of redeem the China IC Fund PSCS will have the right to elect that his redeem the China IC Fund PSCS shall not be redeemed.

Redemption for Accounting Reasons:

The China IC Fund PSCS may be redeemed at the option of the Company in whole, but not in part, at any  time,  on  giving not less than 30 nor more than 60 days’ notice to the holders of the China IC Fund PSCS (which notice shall be irrevocable), the trustee and the principal agent in writing,

(1) at the early redemption amount, at any time before 14 December 2020, or (2) their principal amount, together with distribution accrued to the date fixed for redemption (including any arrears of distribution and any additional distribution amount), at any time on or after 14 December 2020, if, as a result of any changes or amendments to International Financial Reporting Standards as issued by the International Accounting Standards Board or the Relevant Accounting Standard, the China IC Fund PSCS must not or must no longer be recorded as ‘‘equity’’ of the Company pursuant to the Relevant Accounting Standard.

Prior to the publication of any notice of redemption, the Company shall deliver or procure that there is delivered to the principal agent:

(a)	a certificate, signed by two directors of the Company, stating that the circumstances referred to above prevail and setting out the details of such circumstances; and

(b)

an opinion of the Company’s independent auditors stating that the circumstances referred to above prevail and the date on which the relevant change or amendment to the Relevant Accounting Standard  is  due to take effect, provided that the principal agent may accept such certificate or opinion without further investigation or enquiry, and provided, however that no notice of redemption  may  be given earlier than 90 days prior to the date on which the relevant change or amendment to the Relevant Accounting Standard is due to take effect in relation to the Company.

Upon the expiry of any such notice, the Company shall be bound to redeem), the China IC Fund PSCS provided that such date for redemption shall be no earlier than the last day before the date on which t), the China IC Fund PSCS must  not or must no longer be so recorded as ‘‘equity’’ of the Company pursuant to the Relevant Accounting Standard.

Redemption for Rating Event:

The China IC Fund PSCS may be redeemed at the option of the Company in whole, but not in part, at any  time,  on  giving not less than 30 nor more than 60 days’ notice to the holders of the China IC Fund PSCS (which notice shall be irrevocable), the trustee and the principal agent in writing at

(1)the early redemption amount, at any time before 14 December 2020, or (2) their principal amount, together with distribution accrued to the date fixed for redemption (including any arrears of distribution and any additional distribution amount), at any time on or after 14 December 2020 if, immediately before giving such notice, an amendment, clarification or change has occurred in the  equity credit methodology of Moody’s or S&P and in each case, any of their respective successors to the rating business thereof, which amendment, clarification or change results in  a lower equity credit for the China IC Fund PSCS than the equity credit assigned on 14 December 2017 or, if equity credit is not assigned on 14 December 2017, at the date when equity credit is assigned for the first time.

Prior to the publication of any notice of redemption, the Company shall deliver or procure that there is delivered to the trustee a certificate signed by two directors of the Company stating that the circumstances referred to above prevail and setting out the details of such circumstances.

Upon the expiry of any such notice, the Company shall be bound to redeem the China IC Fund PSCS, provided that  such date for redemption shall be no earlier than the last day before the date on which the China IC Fund PSCS be  assigned a lower category of equity credit.

Redemption at the Option of the Company on a step-up:

The China IC Fund PSCS may be redeemed at the option of the Company in whole, but not in part, on giving not more than 60 nor less than 30 days’ irrevocable notice to the  trustee and the principal agent in writing and to the holders of the China IC Fund PSCS at their principal amount at any time following the occurrence of a triggering event.

On expiry of such notice, the Company shall be bound to redeem the China IC Fund PSCS on the relevant call date or the date fixed for redemption at their principal amount.

Redemption at the Option of the Company on Increased Share Price:

On or at any time after 14 December 2020, on giving not less than 30 nor more than 60 days’ notice to the trustee and the principal agent in writing and to the holders of the China IC Fund PSCS, the Company may redeem the China IC Fund PSCS in whole, but not in part, at their principal amount if the Closing Price of the Share for any 20 Trading Days out   of 30 consecutive Trading Days immediately prior  to  the date upon which notice of such redemption is given (translated into U.S. dollars  at  the  prevailing  exchange  rate determined in accordance with the terms and conditions of the China IC Fund PSCS), was at least 130 per cent. Of  the applicable Conversion Price then in  effect  (translated into U.S. dollars at the Fixed Exchange Rate).

If there shall occur an event giving rise to a change in the Conversion Price during any such 30 Trading Day period as mentioned above, appropriate adjustments for the relevant days shall be made, as determined by an Independent Investment Bank, for the purpose of calculating the Closing Price for such days.

Redemption on Minimum Outstanding Amounts:

On giving not less than 45 nor more than 60 days’ Optional Redemption Notice to the trustee and the principal agent in writing and the holders of the China IC Fund PSCS, the Company shall redeem all and not some only of the China   IC Fund PSCS on the Optional Redemption Date specified in the Optional Redemption Notice at (1) the early redemption amount, at any time before 14 December 2020,  or (2) their principal amount, together with distribution accrued to the date fixed for redemption (including any arrears of distribution and any additional distribution amount), at any time on or after  14  December  2020  if,  prior to the date the relevant Optional Redemption Notice is given, conversion rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the China IC Fund PSCS originally issued.

Redemption for Relevant Event:

Following the occurrence of a Relevant Event (as defined below), the holder of each China IC Fund PSCS will have   the right at such holder’s option, to require the Company to redeem all or some only of such holder’s China IC Fund PSCS on the redemption date for Relevant Event at their principal amount.

‘‘Relevant Event’’ means the occurrence of any Delisting or Suspension arising from or as a result of  an  application to the Relevant Stock Exchange having been initiated or made by the Company or such Delisting or Suspension  having been effected or imposed through any other means controlled by the Company  or otherwise resulting  from any action of the Company or any default or non- compliance by the Company of any of its  obligations that  are within its control; where ‘‘Delisting’’ occurs when the Shares cease to be listed or admitted to trading on the Stock Exchange (or if applicable, the Alternative Stock Exchange) and ‘‘Suspension’’ occurs if there is a suspension or material limitation in trading of the Shares on the  Stock  Exchange  (or if applicable, the Alternative Stock Exchange) and such suspension or material limitation continues for a  period of 45 consecutive Trading Days.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF THE ISSUE OF THE DATANG SUBSCRIPTION SECURITIES AND THE CHINA IC FUND SUBSCRIPTION SECURITIES

The subscription price of any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares and by China IC Fund of its pre-emptive right  to subscribe for the China IC Fund Pre-emptive Shares will be at a price equivalent to the Placing Price.

Based on the initial Conversion Price of HK$12.78 per Share and assuming full  conversion of the Datang PSCS and the China IC Fund PSCS at the initial Conversion  Price (subject to adjustment in accordance with the terms and conditions of the Datang PSCS and the China IC Fund PSCS), the Datang PSCS and the China IC Fund PSCS will be convertible into 305,297,338 Shares, representing approximately 6.19% of the issued share capital of the Company on the Last Trading Day immediately before execution of  the Datang PSCS Subscription Agreement and the China IC Fund PSCS Subscription Agreement, and approximately 5.83% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang PSCS and the China IC Fund PSCS.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company after the issue of the Datang Subscription Securities and the China IC Fund Subscription Securities and assuming no conversion of the Datang PSCS and the China IC  Fund PSCS; and (iii) the shareholding structure of    the Company after the issue of the Datang Subscription Securities and  the  China  IC  Fund Subscription Securities and assuming full conversion of Datang  PSCS  and  the China IC Fund PSCS.

Existing (as at 20 April 2018)			Immediately after the issue of the China IC Fund Subscription Securities and assuming no conversion of the China IC Fund PSCS (Note 1)		Immediately after the issue of the China IC Fund Subscription Securities and assuming full conversion of the China IC Fund PSCS (Note 2)
% of issued share capital of			% of issued share capital of		% of issued share capital of
Shareholder	No. of Shares	the Company	No. of Shares	the Company	No. of Shares	the Company

Datang	797,996,122	16.18%	859,522,595	17.02%	981,641,530	18.33%
China IC Fund	740,000,000	15.01%	797,054,901	15.78%	980,233,304	18.30%
Other Shareholders	3,393,292,198	68.81%	3,393,292,198	67.20%	3,393,292,198	63.36%
Total	4,931,288,320	100.00%	5,049,869,694	100.00%	5,355,167,032	100.00%

Notes:

1.

Assuming that other than the issue of the Datang Subscription Securities and the China IC Fund Subscription Securities, no Share issuance, no issuance of any further pre-emptive securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 31 March 2018, the Company has 38,491,771 outstanding share options.

2.

Assuming that other than the issue of the Datang Subscription Securities, the China IC Fund Subscription Securities and assuming full conversion of the Datang PSCS  and  the  China IC  Fund PSCS, no Share issuance, no issuance of further pre-emptive  securities,  no  Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion   into Shares of any securities. As at 31 March 2018, the Company has 38,491,771 outstanding  share options.

COMPARISON OF THE CONVERSION PRICE

The Conversion Price will initially be HK$12.78 per Share which represents:

(1)	a premium of approximately 20.11% over the Closing Price of HK$10.64 per Share as quoted on the Stock Exchange on the Last Trading Day;

(2)	a premium of approximately 25.15% over the average Closing Price of HK$10.21 per Share for the last five consecutive Trading Days up to and including the Last Trading Day; and

(3)	a premium of approximately 25.78% over the average Closing Price of HK$10.16 per Share for the last ten consecutive Trading Days up to and including the Last Trading Day.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price  of  the  Shares quoted on the Stock Exchange on the Last Trading Day, being the last trading day immediately before execution of the Datang PSCS Subscription Agreement  and  the  China IC Fund PSCS Subscription Agreement.

FUND RAISING ACTIVITIES BY THE COMPANY IN THE LAST 12 MONTHS

Except for the Placing and the issue of the Placed PSCS, Company has not raised fund on any issue of equity securities in the past 12 months immediately before the date of this announcement.

REASONS FOR AND BENEFITS OF THE DATANG SUBSCRIPTION AND THE CHINA IC FUND SUBSCRIPTION

The Company is of the view that the Datang Subscription and the China IC Fund Subscription will strengthen the relationship between Datang, China IC Fund and the Company and provide an additional source of funding for the Company’s needs beyond  the capital raised through the Placing and the issued of the Placed PSCS.

On this basis, the Directors (excluding the independent non-executive Directors who will form their view upon considering the advice of the Independent Financial Adviser) consider that, subject to the opinion of Messis Capital, the terms of the Datang Subscription and the China IC Fund Subscription are fair  and  reasonable, the  entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests     of the Company and the Shareholders as a whole.

USE OF PROCEEDS

It is  estimated that the net proceeds (net of fees and expenses) from the issue of the  Datang PSCS and the China IC Fund PSCS and the issue of the Datang Pre-emptive  Shares and the China IC Fund Pre-emptive Shares will be approximately US$499.8  million and HK$1,262 million, respectively.

The Company intends to use the net proceeds (net of fees and expenses) from the issue of the Datang Subscription Securities and the China IC Fund Subscription Securities for the Company’s capital expenditure for capacity expansion and general corporate purposes.

IMPLICATIONS OF THE LISTING RULES

Datang currently holds 16.18% of the entire existing issued share capital of the Company. China IC Fund currently holds 15.01% of the entire existing issued  share capital of the Company. As each of Datang and China IC Fund is a  substantial Shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre- emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement as well as the transactions contemplated thereunder  (including the allotment and issue of the Datang Pre-emptive Shares and the China IC Fund Pre- emptive Shares, the issue of the Datang PSCS and the China IC Fund PSCS and any  Datang Conversion Shares and/or China IC Fund Conversion Shares) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement,    the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Chapter 14A of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang, Datang HK and their associates (as defined in   the Listing Rues) (in the case of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and the transactions  contemplated  thereunder) and China IC Fund, Xinxin HK and their associates,  (in  the  case  of  the China IC Fund Pre-emptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and the transactions contemplated thereunder) no other Shareholder of  the Company will be  required to  abstain from voting on  the resolutions  at the EGM.

In accordance with the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Subscription and the China IC Fund Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Pre-emptive Share Subscription Agreement,  the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement are fair  and reasonable, whether the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders as to whether  the respective terms of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement are fair and reasonable, and whether the entering into of the Datang  Pre-emptive  Share  Subscription Agreement, the Datang PSCS Subscription Agreement,  the China IC  Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement is on normal commercial terms or better, in the ordinary and  usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the ordinary resolutions to be proposed at the  EGM to  approve the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription  Agreement  and  the  China IC Fund PSCS Subscription Agreement and the transactions contemplated thereunder.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang PSCS Subscription Agreement,  the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares, (iii) the China IC Fund Pre-emptive Share Subscription Agreement and the allotment and issue of the China IC  Fund Pre-emptive  Shares, and (iv) the China  IC  Fund PSCS Subscription Agreement, the issue of the China IC Fund PSCS, and the allotment and issue of the China IC Fund Conversion Shares.

Datang, Datang HK and their associates, being connected persons of the Company in respect of the Datang Subscription, will abstain from voting on the ordinary resolutions    to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment  and issue of the Datang Pre-emptive Shares and (ii) the Datang PSCS Subscription Agreement, the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares.

China IC Fund, Xinxin HK and their associates, being connected  persons  of the  Company in respect of the China IC Fund Subscription, will abstain from voting on the ordinary resolutions to approve (i) the China IC Fund Pre-emptive Share Subscription Agreement and the allotment and issue of the China IC Fund Pre-emptive Shares and (ii) the China IC Fund PSCS Subscription Agreement, the issue of the China IC Fund PSCS, and the allotment and issue of the China IC Fund Conversion Shares.

A circular containing, among other things, further  details on  the  Datang  Subscription and the China iC Fund Subscription, a  letter from  the  Independent  Board  Committee and an opinion from the Independent Financial Adviser together with the notice  convening the EGM to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive  Shares,  (ii)  the  Datang PSCS Subscription Agreement, the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares, (iii) the China IC Fund Pre-emptive Share Subscription Agreement and the allotment and issue of the China IC Fund Pre-emptive Shares, and (iv) the China IC Fund PSCS Subscription Agreement, the issue of the China IC Fund PSCS, and the allotment and issue of the China IC Fund Conversion Shares,      will be despatched to the Shareholders as early as practicable in accordance with the requirements of the Listing Rules.

An application will be made by the Company to the Listing Committee of the Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the Datang Pre-emptive Shares, the Datang Conversion Shares, the China IC Fund Pre- emptive Shares and the China IC Fund Conversion Shares. An application will be made   by the Company to the Singapore Exchange for the listing and quotation of the Datang PSCS and the China IC Fund PSCS on the Singapore Exchange.

UNITED STATES SECURITIES LAW MATTERS

The Datang Subscription Securities and the China IC Fund Subscription Securities have not been and will not be  registered under the Securities Act and may not be  offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Subscription Securities and the China IC Fund Subscription Securities in the United States. This announcement does not constitute an offer of any securities for sale.

INFORMATION ABOUT THE COMPANY

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company  has  an  international  manufacturing  and service base. In  China, the Company has a  300mm wafer fabrication facility (fab)  and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy the Company has  a majority-owned 200mm fab. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a  representative  office  in  Hong Kong.

INFORMATION ABOUT DATANG AND DATANG HK

Datang HK is a subsidiary of Datang headquartered in Beijing.  Datang  is  mainly  engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated  circuit  design.  Datang has  experience in technology  development  and innovation  in mobile  telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

INFORMATION ABOUT CHINA IC FUND AND XINXIN HK

Xinxin HK is a subsidiary of China IC Fund. China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials.

Shareholders and potential investors should note that completion of the Datang Subscription and the China IC Fund Subscription is subject to fulfilment  of the  conditions under the Datang Pre-emptive Share Subscription Agreement, the  Datang  PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement and may be terminated in certain circumstances. As the allotment and issue of the Datang Pre-emptive Shares and the China IC Fund Pre-emptive Shares, the issue of the Datang PSCS and the China IC Fund PSCS may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘2014 Equity Incentive Plan’’

the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the  Shareholders  at the  annual general meeting of the Company held on 13 June 2013  and effective from 15 November 2013 upon its registration with the PRC State Administration of Foreign Exchange;

‘‘2016 Bonds’’	the U.S.$450,000,000 Zero Coupon Convertible Bonds due 2022;

‘‘ADS(s)’’	American depositary shares of the Company, each of which represents 5 Shares;

‘‘Alternative Stock Exchange’’

at any time, in the case of the Shares, if they are not at that time listed and traded on the Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

‘‘associate(s)’’	has the meaning as described in the Listing Rules; ‘‘Board’’ the board of Directors;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under PRC laws;

‘‘China IC Fund Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the China IC Fund PSCS;

‘‘China IC Fund Further PSCS’’

any perpetual subordinated convertible securities to be issued to China IC Fund, being additional to the China IC Fund Pre- emptive PSCS, with an aggregate principal amount (including China IC Fund Pre-emptive PSCS) amounting up to an aggregate of US$300,000,000;

‘‘China IC Fund Pre- emptive PSCS’’

any perpetual subordinated convertible securities to be issued to China IC Fund pursuant to any exercise of its pre-emptive right under the China IC Fund Purchase Agreement  in  connection  with the Placed PSCS Subscription Agreement and the Datang PSCS Subscription Agreement as will result in China IC Fund’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed PSCS and the Datang Pre-emptive PSCS;

‘‘China IC Fund Pre- emptive Securities’’	the China IC Fund Pre-emptive PSCS and the China IC Fund Pre-emptive Shares;

‘‘China IC Fund Pre- emptive Shares’’

any Shares to be issued to China IC Fund pursuant to  any  exercise of its pre-emptive right under the China IC Fund Purchase Agreement in connection with the Placing Agreement and the Datang Pre-emptive Share Subscription Agreement  as will result in China IC Fund’s percentage shareholding in the Company not being diluted by the issue of the  Placing Shares  and the Datang Pre-emptive Shares;

‘‘China IC Fund Pre- emptive Share Subscription Agreement’’	the share subscription agreement dated 23 April 2018 between the Company, China IC Fund and Xinxin HK, the details of which are set out in this announcement;

‘‘China IC Fund PSCS’’	the China IC Fund Pre-emptive PSCS and the China IC Fund Further PSCS;

‘‘China IC Fund PSCS Subscription Agreement’’	the perpetual subordinated convertible security subscription agreement dated 23 April 2018 between the Company, China IC Fund and Xinxin HK, the details of which are set out in this announcement;

‘‘China IC Fund Subscription’’	the subscription of the China IC Fund Subscription Securities by China IC Fund through Xinxin HK;

‘‘China IC Fund Subscription Securities’’	the China IC Fund Pre-emptive Shares, the China IC Fund Pre- emptive PSCS and the China IC Fund Further PSCS;

‘‘China IC Fund PSCS Subscription Closing Date’’	the date of completion of the subscription of the China IC Fund PSCS as Xinxin HK and the Company may agree separately, not being later than 31 December 2018;

‘‘China IC Fund Purchase Agreement’’

the share purchase agreement dated 12 February 2015 between  the Company and China IC Fund, the  details of  which are  set  out in the announcements published on 12 February 2015, 8 June 2015 and 8 June 2016 by the Company;

‘‘Closing Price’’

for any Trading Day the price published in the daily quotation sheet published by the Stock Exchange or, as the case may be,   the equivalent quotation sheet of an Alternative Stock Exchange for such day;

‘‘Company’’

Semiconductor Manufacturing International  Corporation  (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘Conversion Price’’ the

price at which the Placed Conversion Shares, Datang Conversion Shares and/or the China IC Fund Conversion Shares will be issued upon conversion of the Placed PSCS, the Datang PSCS and/or the China IC Fund PSCS, which will  initially be HK$12.78 per Placed Conversion Share, Datang Conversion Share and/or China IC Fund Conversion Share, and will be subject to adjustment in the manner provided in the terms and conditions of the Placed PSCS, the Datang PSCS and/or the China IC Fund PSCS;

‘‘Datang’’	Datang Telecom Technology & Industry Holdings Co., Ltd., a company established under PRC laws;

‘‘Datang Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Datang PSCS;

‘‘Datang Further PSCS’’

any perpetual subordinated convertible securities to be issued to Datang, being additional to  the  Datang Pre-emptive PSCS,  with a principal amount (including Datang Pre-emptive PSCS) of US$200,000,000;

‘‘Datang HK’’

Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang, which is indicated by Datang to hold the Datang Subscription Securities;

‘‘Datang Pre-emptive PSCS’’

any perpetual subordinated convertible securities to be issued to Datang pursuant to any exercise of its pre-emptive  right  under the Datang Purchase Agreement in connection with the Placed PSCS Subscription Agreement and the China IC Fund PSCS Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed PSCS and the China IC Fund Pre-emptive PSCS;

‘‘Datang Pre-emptive Securities’’	the Datang Pre-emptive PSCS and the Datang Pre-emptive Shares;

‘‘Datang Pre-emptive Shares’’

any Shares to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Purchase Agreement in connection with the Placing Agreement and the China IC Fund Pre-emptive Share Subscription Agreement as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the Placing Shares and the China IC Fund Pre-emptive Shares;

‘‘Datang Pre-emptive Share Subscription Agreement’’	the share subscription agreement dated 23 April 2018 between the Company, Datang and Datang HK, the details of which are set out in this announcement;

‘‘Datang PSCS’’	the Datang Pre-emptive PSCS and the Datang Further PSCS;

‘‘Datang PSCS Subscription Agreement’’	the perpetual subordinated convertible security subscription agreement dated 23 April 2018 between the Company, Datang and Datang HK, the details of which are set out in this announcement;

‘‘Datang PSCS Subscription Closing Date’’	the date of completion of the subscription of the Datang PSCS as Datang HK and the Company may agree separately, not being later than 31 December 2018;

‘‘Datang Purchase Agreement’’

the share purchase agreement dated 6 November 2008  between the Company and Datang (as amended by the supplemental agreement dated 22 August 2014), the details of which were set out in the announcements published on 10 November 2008, 16 August 2010, 6 May 2011, 24 October 2013, 18 December 2013,

22 August 2014, 12 February 2015, 12 June 2015 and 8 June 2016 by the Company;

‘‘Datang Subscription’’	the subscription of the Datang Subscription Securities by Datang through Datang HK;

‘‘Datang Subscription Securities’’	the Datang Pre-emptive Shares, the Datang Pre-emptive PSCS and the Datang Further PSCS;

‘‘Director(s)’’	director(s) of the Company;

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held to approve, among other things, (i) the Datang Pre- emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang PSCS Subscription Agreement, the issue of the Datang PSCS, and the allotment and issue of the Datang Conversion Shares, (iii) the China IC Fund Pre-emptive Share Subscription Agreement and the allotment and issue of the China IC Fund Pre-emptive Shares, and (iv) the China IC Fund PSCS Subscription Agreement, the issue of the China IC Fund PSCS, and the allotment and issue of the China IC Fund Conversion Shares;

‘‘Fixed Exchange Rate’’	the fixed rate of HK$7.8034 = US$1.00;

‘‘General Mandate’’

a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 23 June 2017 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution;

‘‘Group’’	the Company and its subsidiaries;

‘‘HK$’’	Hong Kong Dollars, the lawful currency of Hong Kong; ‘‘Hong Kong’’Hong Kong Special Administrative Region of the PRC;

‘‘Independent Board Committee’’	an independent committee of the Board that consists of all independent non-executive Directors;

‘‘Independent Financial Adviser’’ or ‘‘Messis Capital’’

Messis Capital Limited, a licensed corporation to carry out type

1  (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap. 571), being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Subscription  and  the  China IC Fund Subscription;

‘‘Independent Investment Bank’’	an independent investment bank of international repute (acting as an expert) selected and appointed by the Company and notified in writing to the trustee;

‘‘Joint Managers’’	Barclays Bank PLC, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities Plc;

‘‘Joint Placing Agents’’	collectively, J.P. Morgan Securities Plc and Deutsche Bank AG, Hong Kong Branch;

‘‘Independent Shareholders’’

in relation to the Datang Subscription, Shareholders other than Datang, Datang HK and their associates, and in relation to the China IC Fund Subscription, Shareholders other than China IC Fund, Xinxin HK and their associates;

‘‘Last Trading Day’’ 20

April 2018,  being  the  last  full  Trading  Day  immediately before the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement, the China IC Fund Pre-emptive Share Subscription Agreement and the China IC Fund PSCS Subscription Agreement;

‘‘Listing Committee’’	the listing sub-committee of the board of the Stock Exchange; ‘‘Listing Rules’’ the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘Material Adverse Effect’’

a material adverse effect upon the financial or trading condition  or the earnings, net assets, business affairs or business prospects (whether or not arising in the ordinary course of business) or properties of the Company or of the Group (taken as a whole) or would adversely affect the ability of the Company to perform its obligations under the respective agreement or which is material  in the context of the issue of the Datang Pre-emptive Shares, Datang PSCS, China IC Fund Pre-emptive Shares or China IC Fund PSCS (as the case maybe);

‘‘Placed Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Placed PSCS;

‘‘Placed PSCS’’	the perpetual subordinated convertible securities of an aggregate principal amount of US$65 million issued by the Company under the Placed PSCS Subscription Agreement;

‘‘Placed PSCS Subscription Agreement’’	the subscription agreement dated 29 November 2017 between the Company and the Joint Managers relating to the issue of the Placed PSCS;

‘‘Placees’’	any professional institutional and other investor whom had purchase any of the Placing Shares under the Placing Agreement;

‘‘Placing’’	the placing of the Placing Shares pursuant to the Placing Agreement;

‘‘Placing Agreement’’	the placing agreement dated 29 November 2017 between the Company and the Joint Placing Agents;

‘‘Placing Price’’	HK$10.65 per Placing Share;

‘‘Placing Shares’’	241,418,625 new Shares to be placed under the Placing;

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Relevant Stock Exchange’’	at any time, in respect of the Shares, the Stock Exchange or the Alternative Stock Exchange;

‘‘Restricted Share Units’’

an unsecured promise of the Company to pay eligible individuals a specific number of Shares or American depositary share(s) of the Company, each of which represents 50 Shares, as applicable, on a specified date pursuant to the 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as  set out  in the 2014 Equity Incentive Plan and the applicable award document;

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended;

‘‘SFC’’	the Securities and Futures Commission of Hong Kong; ‘‘Share(s)’’ share(s) of US$0.004 each in the issued share capital of the Company;

Company;
‘‘Shareholder(s)’’	the holder(s) of the Shares;

‘‘Singapore Exchange’’	Singapore Exchange Securities Trading Limited;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘Trading Day’’

a day on which the Relevant Stock Exchange is open for business and on which Shares or other securities may be dealt in (other  than a  day on which the Relevant Stock Exchange is  scheduled  to or does close prior to its regular weekday closing time);

‘‘US’’ or ‘‘United States’’	the United States of America;

‘‘US$’’, ‘‘USD’’ or ‘‘US Dollars’’	United States dollars, the lawful currency of the United States;

‘‘Xinxin HK’’

Xinxin (Hongkong) Capital Co., Ltd., a  wholly-owned subsidiary of China IC Fund, which as at the date of this announcement is  indicated by China IC Fund to hold the China  IC Fund Subscription Securities; and

‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 23 April 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

*   For identification purposes only